May 22, 2006

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Broadwing Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 6, 2006

File No. 0-30989

Dear Mr. Spirgel:

This letter sets forth the responses of Broadwing Corporation, a Delaware corporation (“Broadwing”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 28, 2006 (the “Comment Letter”) and the additional letter received on May 9, 2006, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below the text of the Staff’s additional comment included in the Comment Letter and our response.

Legal Matters, page 68

1.	Comment: Please refer to prior comment 7. The disclosure in your Form 10-K for the period ended December 31, 2005 states that “Broadwing will pay to Ciena a total of $35 million in three equal annual installments, of which $33 million of the total payment may be used as credits toward the purchase of Ciena equipment and services...during the second quarter of 2005, the Company made the first annual payment of $11 million to Ciena, while the remaining $22 million will be paid half in the second quarter of 2006 and the other half in the second quarter of 2007.” Tell us why the full amount related to this settlement agreement should not be accounted for as a liability under the guidance of FASB Concepts Statement No. 6.

Response: As discussed in our earlier letter, under the terms of the Ciena agreement, Broadwing would pay $35.0 million to Ciena in three equal annual payments. The agreement included two components: (1) a $2.0 million license fee related to prior periods, and (2) a $33.0 million commitment to purchase equipment and services over the next three years. For convenience, we have repeated certain excerpts from FASB Concepts Statement No. 6 below:

Paragraph 35 “Elements of Financial Statements (as amended)” (“Con 6”), “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

Paragraph 252 states, in part, “A purchase commitment involves both an item that might be recorded as an asset and an item that might be recorded as a liability. That is, it involves both a right to receive assets and an obligation to pay. Footnote 75 to paragraph 252 of Con 6 states – “Whether those rights and obligations might be accounted for as assets and liabilities is a question of recognition, criteria for which are established by Concepts Statement 5 and may be developed further as they are applied at the standards level. Although the definitions in this Statement do not exclude the possibility of recording assets and liabilities for purchase commitments, the Statement contains no conclusions or implications about whether they should be recorded.”

The license fee element of the settlement relates to claims of past patent violations on equipment we sold in prior periods. We concluded that this element of the settlement relates to a past event, and, in accordance with paragraph 35 of FASB Concepts Statement No. 6, we recognized the associated liability and expense when payment of this amount was deemed probable.

The remaining amount of $33 million, has been treated as a purchase commitment consistent with the guidance contained in FASB Concepts No. 6, paragraph 252. In this regard, we note that the arrangement with Ciena obligates us to purchase a specified dollar value of assets in the future. From the outset of this arrangement, we have believed that we would need all of the equipment that would be purchased under this arrangement. In this regard, we note that our demand for Ciena equipment since the settlement have exceeded our original expectations. Also, as we indicated in our previous response, we believe the purchase price for the equipment is fair value. We do not record commitments to purchase equipment as liabilities until the equipment is received from the vendor. However, in accordance with FAS 5, Accounting for Contingencies, paragraph 18 and Regulation S-K.-Item 303. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Disclosures about Contractual Obligations and Commercial Commitments, we disclose in our future cash commitments schedule, the remaining amounts of this commitment as well as our other cash commitments. Because of the reasons set for the above, we believe this is a commitment and not a liability until the equipment is received. Accordingly, we believe we have properly treated this element of the arrangement as a purchase commitment and we believe our commitment disclosures are adequate and appropriate under the circumstances.

****

In connection with this response to your comment letter, Broadwing acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our response to the Staff’s comments set forth above, or should any member of the Staff need any additional information, such persons should not hesitate to call the undersigned at 512-742-5363 at their convenience.

/s/ Richard A. Martin
Richard A. Martin Vice President, Controller and
Chief Accounting Officer